SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ARAMARK CORPORATION
(Name of Issuer)

Common Stock, Class A, par value $0.01 per share
Common Stock, Class B, par value $0.01 per share

(Title of Class of Securities)

Class A: None
Class B: 038521100

(CUSIP Number)

Gregory Gilbert, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, NY 10036
(212) 326-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 8, 2006

(Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D	Page 2 of 10 Pages

CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B common Stock: 038521100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas H. Lee Equity Fund VI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF	7	SOLE VOTING POWER -0-
	SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
	OWNED BY EACH	9	SOLE DISPOSITIVE POWER -0-
	REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 3 of 10 Pages

CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B common Stock: 038521100

Item 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D filed by the THL Reporting Person (as defined in Item 2 below) with the Securities and Exchange Commission on May 11, 2006 and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and the Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Issuer Common Stock”), of ARAMARK Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

Each share of Class A Common Stock is convertible at the option of the holder into one share of Class B Common Stock. Therefore, the THL Reporting Person may be deemed to beneficially own the shares of Class B Common Stock into which any shares of Class A Common Stock are convertible. In addition, subject to certain exceptions set forth in the Issuer’s Amended and Restated Certificate of Incorporation, a transfer of Class A Common Stock will result in the automatic conversion of Class A Common Stock into Class B Common Stock. To the extent that any shares of Class A Common Stock in which the THL Reporting Person may be deemed to have beneficial ownership are converted into Class B Common Stock, the THL Reporting Person’s deemed beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

Item 2. Identity and Background.

This Amendment is being filed by Thomas H. Lee Equity Fund VI, L.P., a limited partnership organized under the laws of the State of Delaware, (the “THL Reporting Person”).

The principal business and principal office the THL Reporting Person is located at 100 Federal Street, Boston, Massachusetts 02110.

The general partner of the THL Reporting Person is THL Equity Advisors VI, LLC, a limited liability company organized under the laws of the State of Delaware. THL Equity Advisors VI, LLC is a single member limited liability company, whose sole member is Thomas H. Lee Partners, L.P., a limited partnership organized under the laws of the State of Delaware. The sole general partner of Thomas H. Lee Partners, L.P. is Thomas H. Lee Advisors, LLC, a limited liability company organized under the laws of the State of Delaware. The managers of Thomas H. Lee Advisors, LLC are Anthony J. DiNovi, Scott A. Schoen, Scott M. Sperling and Thomas M. Hagerty. All such entities and individuals have a principal business address of 100 Federal Street, Boston, Massachusetts 02110.

SCHEDULE 13D	Page 4 of 10 Pages

CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B common Stock: 038521100

During the last five years, none of the THL Reporting Person, THL Equity Advisors VI, LLC, Thomas H. Lee Partners, L.P., Thomas H. Lee Advisors, LLC, Anthony J. DiNovi, Scott A. Schoen, Scott M. Sperling or Thomas M. Hagerty have been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate value of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of August 8, 2006, among RMK Acquisition Corporation, a Delaware corporation (“MergerCo”), RMK Finance LLC, a Delaware limited liability company (“SibCo”), and the Issuer (the “Merger Agreement”), which are described in Item 4 below, is approximately $8.3 billion.

In separate Sponsor Equity Commitment Letters, dated August 8, 2006 (the “Sponsor Equity Commitment Letters”), each of GS Capital Partners V Fund, L.P., CCMP Capital Investors II, L.P., J.P. Morgan Partners (BHCA), L.P., Thomas H. Lee Partners, L.P., Warburg Pincus Private Equity IX, L.P. or any of their affiliates (collectively, the “Sponsors”) agreed, subject to certain conditions, to contribute an aggregate of $1.6 billion in cash to MergerCo in exchange for shares of common stock, par value $.10 per share, of MergerCo (the “MergerCo Common Stock”), solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. This summary of the Sponsor Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Sponsor Equity Commitment Letters, which are attached hereto as Exhibits 7.01 through 7.05 and incorporated by reference in their entirety into this Item 3.

In addition, Joseph Neubauer, Chairman of the Board of Directors and Chief Executive Officer of the Issuer, entered into a Rollover Equity Commitment Letter, dated as of August 8, 2006 (the “Rollover Equity Commitment Letter”), pursuant to which Mr. Neubauer agreed, subject to certain conditions, to contribute approximately 8.5 million shares of Class A Common Stock (the “Rollover Shares”) to MergerCo in exchange for shares of MergerCo Common Stock. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is attached hereto as Exhibit 7.06 and incorporated by reference in its entirety into this Item 3.

In addition, SibCo entered into a Debt Commitment Letter with JP Morgan Chase Bank, N.A., J.P. Morgan Securities, Inc., and Goldman Sachs Credit Partners L.P. (collectively, the “Lenders”), dated as of August 8, 2006 (the “Debt Commitment Letter”), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $7.075 billion in debt financing, through a combination of senior secured facilities, a senior increasing rate bridge facility, and a senior subordinated increasing rate bridge facility, to SibCo, which financing will be used to fund the merger consideration under the Merger Agreement, repay certain existing debt and pay certain expenses, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit 7.07 and incorporated by reference in its entirety into this Item 3.

SCHEDULE 13D	Page 5 of 10 Pages

CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B common Stock: 038521100

Finally, in separate Letter Agreements, each dated as of August 8, 2006 (the “Letter Agreements”), each of the Sponsors (except J.P. Morgan Partners (BHCA), L.P.), and J.P. Morgan Partners, LLC unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, a portion of MergerCo’s payment obligations under the Merger Agreement, in each case subject to a cap of $30 million (except in the case of CCMP Capital Investors II, L.P. and J.P. Morgan Partners, LLC, for which the aggregate cap is $30 million). This summary of the Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the Letter Agreements, which are attached hereto as Exhibits 7.08 through 7.12 and incorporated by reference in their entirety into this Item 3.

Item 4. Purpose of Transaction.

On August 8, 2006, the Issuer announced in a Press Release (the “Press Release”) that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Issuer Common Stock (other than any Rollover Shares owned by MergerCo, Parent, SibCo, ARAMARK Intermediate HoldCo Corporation, a Delaware corporation (“HoldCo”) or the Issuer) would be converted into the right to receive $33.80 per share in cash. The Press Release is attached hereto as Exhibit 7.13 and is incorporated by reference in its entirety into this Item 4. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 7.14 and incorporated by reference in its entirety into this Item 4.

In connection with the Transactions, Mr. Neubauer entered into a Voting Agreement with SibCo, dated as of August 8, 2006 (the “Voting Agreement”), pursuant to which Mr. Neubauer agreed, subject to certain conditions, to vote his Issuer Common Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its stockholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 7.15 and incorporated by reference in its entirety into this Item 4.

SCHEDULE 13D	Page 6 of 10 Pages

CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B common Stock: 038521100

In addition, MergerCo, SibCo, Mr. Neubauer and the Sponsors, entered into an Interim Investors Agreement, dated as of August 8, 2006 (the “Interim Investors Agreement”), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by MergerCo. This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is attached hereto as Exhibit 7.16 and incorporated by reference in its entirety into this Item 4.

The purpose of the Transactions is to acquire all of the outstanding Issuer Common Stock (other than shares being rolled over in the Transactions). If the Transactions are consummated, the Class B Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by the Sponsors, Mr. Neubaurer, and certain members of the Issuer’s management who elect to participate in the Transactions.

The Merger Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer and a change to the present capitalization or dividend policy of the Issuer. The THL Reporting Person is expected to take actions in furtherance of the Merger Agreement (including any amendment thereof) and the transactions contemplated thereby.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the THL Reporting Person does not beneficially own any shares of Class A Common Stock or Class B Common Stock. As a result of the matters described in Item 4 above, the THL Reporting Person may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with Mr. Neubauer, GS Capital Partners, CCMP Capital, LLC, J.P. Morgan Partners, Warburg Pincus LLC and certain of their affiliates. As a result, the THL Reporting Person may be deemed to beneficially own any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by such persons. Accordingly, on this basis, the THL Reporting Person might be deemed to beneficially own, in the aggregate, (A)(i) the 23,945,409 shares of Class A Common Stock reported as beneficially owned by Mr. Neubauer on that certain Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006 (the “Neubauer 13D/A”) and (ii) the 23,945,409 shares of Class B Common Stock reported as beneficially owned by Mr. Neubauer on the Neubauer 13D/A, which shares constitute the 23,945,409 shares issuable upon conversion of the equal number of shares of Class A Common Stock beneficially owned by Mr. Neubauer and (B) the 2,002,658 shares of Class B Common Stock that the THL Reporting Person has been advised may be deemed to be beneficially owned by Goldman, Sachs & Co. (“Goldman Sachs”) or another wholly owned broker or dealer subsidiary of The Goldman Sachs Group, Inc. (“GS Group”). Except as described above with respect to Mr. Neubauer and Goldman Sachs, the THL Reporting Person does not have actual knowledge of any shares of Class A Common Stock or Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners, CCMP Capital, LLC, J.P. Morgan Partners, Warburg Pincus LLC and certain of their affiliates, including, without limitation, Goldman Sachs and GS Group. The foregoing summary of the Neubauer 13D/A is qualified in its entirety by reference to such filing.

SCHEDULE 13D	Page 7 of 10 Pages

CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B common Stock: 038521100
The percentage of outstanding Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by the THL Reporting Person is approximately 41.2% and 17.6%, respectively. The foregoing percentages are based on 56,753,754 shares of Class A Common Stock and 123,299,981 shares of Class B Common Stock outstanding at July 28, 2006, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the Securities and Exchange Commission on August 9, 2006.

The THL Reporting Person hereby disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners, CCMP Capital, LLC, J.P. Morgan Partners or Warburg Pincus LLC, and their respective affiliates, including, without limitation, Goldman Sachs and GS Group. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that the THL Reporting Person or any of its affiliates is the beneficial owner of any shares of Class A Common Stock or Class B Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose or that the THL Reporting Person has an obligation to file this Amendment.

(b) The THL Reporting Person has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of Class A Common Stock or Class B Common Stock.

(c) Except as disclosed in this Amendment, the THL Reporting Person has no beneficial ownership of, and has not engaged in any transaction during the past 60 days in, any shares of Class A Common Stock or Class B Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect  to Securities of the Issuer.

The responses to Item 2, Item 3, Item 4 and Item 5 are incorporated herein by reference. Except as set forth in response to other Items of this Amendment and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the THL Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

SCHEDULE 13D	Page 8 of 10 Pages

CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B common Stock: 038521100

Item 7. Material to be Filed as Exhibits.

EXHIBIT 7.01

GS Capital Partners V Fund, L.P. Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.02

CCMP Capital Investors II, L.P. Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.03

J.P. Morgan Partners (BHCA), L.P. Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.04

Thomas H. Lee Partners, L.P. Equity Commitment Letter, dated August 8, 2006.

EXHIBIT 7.05

Warburg Pincus Private Equity IX, L.P. Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.06

Rollover Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.07

Debt Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.08

GS Capital Partners V Fund, L.P. Letter Agreement, dated August 8, 2006.*

SCHEDULE 13D	Page 9 of 10 Pages

CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B common Stock: 038521100

EXHIBIT 7.09

CCMP Capital Investors II, L.P. Letter Agreement, dated August 8, 2006.*

EXHIBIT 7.10

J.P. Morgan Partners, LLC Letter Agreement, dated August 8, 2006.*

EXHIBIT 7.11

Thomas H. Lee Partners, L.P. Letter Agreement, dated August 8, 2006.

EXHIBIT 7.12

Warburg Pincus Private Equity IX, L.P. Letter Agreement, dated August 8, 2006.*

EXHIBIT 7.13

Press Release, dated August 8, 2006.*

EXHIBIT 7.14

Agreement and Plan of Merger, by and among RMK Acquisition Corporation, RMK Finance LLC and ARAMARK Corporation, dated August 8, 2006.*

EXHIBIT 7.15

Voting Agreement, by and between RMK Acquisition Corporation and Joseph Neubauer, dated August 8, 2006.*

EXHIBIT 7.16

Interim Investors Agreement, by and among RMK Acquisition Corporation, RMK Finance LLC, GS Capital Partners V Fund, L.P., J.P. Morgan Partners (BHCA), L.P., CCMP Capital Investors II, L.P., Thomas H. Lee Equity Fund VI, L.P., Warburg Pincus Private Equity IX, L.P., and Joseph Neubauer, dated as of August 8, 2006.*

* Previously filed with Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: August 9, 2006

THOMAS H. LEE EQUITY FUND VI, L.P.

By:	Thomas H. Lee Equity Advisors VI, LLC, its general partner

By:	Thomas H. Lee Partners, L.P., its sole member

By:	Thomas H. Lee Advisors, LLC, its general partner

By:	/s/ Todd Abbrecht
Name: Todd Abbrecht Title: Managing Director